NOL

RECEIVED
2007 MAY 30 A 9:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
2007 JUN -1 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 May 2007

By Courier

07024028

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 4, 2007. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Enc

/ec

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 30Apr07 DOC

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-May-2007 18:59:22
Announcement No.	00191

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 4, 2007
Description	Attached is the Opeating Performance for the 4 weeks (Period 4) from 7 April 2007 to 4 May 2007
Attachments:	NOL_Operating_Performance_for_P4_2007.pdf Total size = **31K** (2048K size limit recommended)

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Monthly Unaudited Operational Update

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

28 May 2007

NOL's liner operating performance metrics for the 4 weeks (Period 4) from 7 April 2007 to 4 May 2007 are as follows:

	YTD 2007	YTD 2006	% Change	Period 4, 2007	Period 4, 2006	% Change
Liner						
a) Volume (FEU)	759,600	686,900	11	177,500	157,100	13
b) Average Revenue Per FEU (US$/FEU)	2,554	2,684	(5)	2,606	2,631	(1)

Period 4 (P4) YTD liner volumes increased 11% over the corresponding period last year, while YTD average revenues per FEU (Forty-foot Equivalent Unit) reflect 5% lower than the same period last year.

For the four weeks of P4, 2007, liner volumes increased 13% YoY as APL continued to benefit from robust market growth. Average revenue per FEU in P4 gained 3% over P3 and has recovered to within 1% lower than the average revenue per FEU levels of P4, 2006.

Note : Period 1 and Period 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

Chong, Elizabeth S Y

From: Abdullah, Erlia Bte
Sent: Monday, May 28, 2007 5:47 PM
To: Wong, Kim Wah; Chong, Elizabeth S Y
Cc: Ding, Cho Li; Md Shah, Suriyana Bte
Subject: Filing of Operational Performance on SGXNET on 28 May 2007 (TODAY) - APPROVED BY GROUP CEO

Attachments: P4 2007.pdf

Hi Kim Wah & Elizabeth

Kindly file the monthly operational update (as per attached) on SGXNET as per the last practice in the following format:

<<Company Logo>>

NOL OPERATING PERFORMANCE FOR PERIOD 4, 2007 (please use this as the title under the content page)

Attached is the operating performance for the 4 weeks (Period 4) from 7 April 2007 to 4 May 2007.

P4 2007.pdf (34 KB)

Submitted by Ms Marjorie Wee, Company Secretary on 28/5/2007 to the SGX.

Thanks!

Regards,
Erlia

From: Chong, Elizabeth S Y
Sent: Monday, May 28, 2007 7:09 PM
To: Cheng, Wai Keung; Malt, Friedbert; 'akh@nsl.com.sg'; Held, Thomas; 'mizushima@tama.ac.jp'; 'deckelland@k2.dion.ne.jp'; 'connalrankin@btinternet.com'; 'bhollan@att.net'; 'christopherlau@atmdlaw.com.sg'; 'Sue Collins'; 'peter.wagner@mcsag.ch'; 'peter.wagner@krpartner.com'; 'bycchin@gmail.com'; 'simonisrael@temasek.com.sg'; 'tanph@stengg.com'
Cc: Goodwin, Dave; Md Shah, Suriyana Bte; Wee, Marjorie E H; Wong, Kim Wah; Tay, Yvonne K O; Ding, Cho Li
Subject: FW: NOL Operating Performance for Period 4, 2007

Sensitivity: Confidential

Attachments: Announcement on NOL Operating Performance for P4 2007.pdf; NOL_Operating_Performance_for_P4_2007.pdf

STRICTLY CONFIDENTIAL

This message contains confidential and privileged information. It is for the use of the named recipient(s) only and is not for circulation, or to be used for any other purpose(s). Any form of unauthorised use or dissemination is prohibited. If you have received this in error, please delete and notify the sender immediately. Thank you.

To : NOL Board of Directors

cc : VP, Corporate Affairs

From : Company Secretaries

NOL Operating Performance for Period 4, 2007

We attach herein the announcement on NOL Operating Performance for Period 4, 2007, which was released to SGX today via SGXNET, for Board's information please.

Announcement on NOL Operating ... NOL_Operating_Performance_for_...

Regards

END